Exhibit 3.51
CERTIFICATE OF LIMITED PARTNERSHIP — TEXAS
1.	The name of the partnership is KPLX Limited Partnership.

2.	The street or building address of its registered office in Texas is 811 Dallas Avenue, Houston. Texas 77002, and the name of its registered agent for service at such address is CT Corporation System.

3.	The address of the principal office in the United States where records of the limited partnership are to be kept or made available under section 1.07 of the Texas Revised Limited Partnership Act is 140 East Market Street, York, PA 17401.

4.	The name, the mailing’ address, and-the street address of the business or residence of each general partner is as follows:

Name	Mailing Address (including city, state, zip)	Street Address (including city, state, zip)

KPLX Radio, Inc.	140 East Market St.	140 East Market St.
	York, PA 17401	York, PA 17401
5.	Is the limited partnership converting from a partnership to a limited partnership? Yes ___No ☑ If yes, the limited partnership makes the following statements required by Section 9.01 of the Texas Revised Partnership Act (art. 6132b-9.01 Tax. Rev. Civ. Stat.):

that the partnership is converting from a partnership that is not a limited partnership to a limited partnership;

the name or names of the partnership before the conversion to a limited partnership:

;

the name(s) of the general partner(s) before the conversion:

;

the state in which the partnership was organized before conversion:

;

the change in name required, if any, in connection with the operation of the partnership as a limited partnership in Texas: ; and

the effective date of the conversion if different from the date the certificate is filed:

.

6.	Other matters that the general partners determine to include as follows: None.

By:	KPLX Radio, Inc., the General Partner

By:	/s/ Craig W. Bremer
Its Secretary